UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On March 15, 2024, Globavend Holdings Limited (the “Company”) entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1 (the “Investor”), pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$20,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 36 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue US$300,000 worth of the Company’s ordinary shares (the “Commitment Shares”) to the Investor as part of the consideration. The Commitment Shares are subject to lockup on the terms set forth in the Equity Purchase Agreement. A copy of the Equity Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Equity Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Equity Purchase Agreement.

On the same date, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to submit to the U.S. Securities and Futures Commission (the “SEC”) an initial registration statement on Form F-1 (the registration statement, as amended, the “Registration Statement”) by April 29, 2024 covering the resale of the Commitment Shares and Put Shares, which may have been, or which may from time to time be, issued under the Equity Purchase Agreement for public resale, and to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

The Equity Purchase Agreement and Registration Rights Agreement contain customary representations, warranties and agreements by the Company and customary conditions to the Investor’s obligation to purchase the Put Shares. They are contractual documents that establish and govern the legal relations between the Company and the Investor and are not intended to be a source of factual, business or operational information about the Company for other investors and potential investors of the Company.

In connection with the entering of the Equity Purchase Agreement and the Registration Rights Agreement, the Company issued a press release on March 18, 2024, announcing the same. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Purchase Agreement, dated March 15, 2024.
10.2	Registration Rights Agreement, dated March 15, 2024.
99.1	Press Release, dated March 18, 2024, announcing the entering of the Equity Purchase Agreement and the Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: March 25, 2024